Filed by CBOE Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: CBOE Holdings, Inc.

Subject Company’s Commission File No.: 333-140574

On March 3, 2008, the Chicago Board Options Exchange, Incorporated issued the following press release.

CBOE News Release

Chicago Board Options Exchange

400 S. LaSalle Street

Chicago, IL  60605

FOR IMMEDIATE RELEASE

CBOE FEBRUARY VOLUME INCREASES 28% TO 78.7 MILLION;

ETF VOLUME INCREASES 72%

AVERAGE DAILY VOLUME AT 3.9 MILLION CONTRACTS

CHICAGO, March 3, 2008 — The Chicago Board Options Exchange (CBOE) announced today that February volume totaled 78.7 million contracts, an increase of 28.4% over February 2007’s volume of 61.3 million contracts.  Average daily volume for the month was 3.9 million contracts.

Total Volume	Feb 2008 Volume (20 days)	% Change vs Feb 2007 (19 days)	% Change vs Jan 2008 (21 days)	Year-To-Date Volume (41 days)	% Change vs 2007 (39 days)
Industry Total	244,419,633	+33.3%	-32%	601,582,921	+58%
CBOE Total	78,726,593	+28.4%	-29.0%	189,557,681	+54.6%
Avg Daily Vol	3,936,330	+22.0%	-25.4%	4,623,358	+47.1%
Equity	40,318,333	+17.5%	-26.8%	95,367,828	+32.9%
Index & ETF	38,407,542	+42.3%	-31.1%	94,189,021	+85.2%
ETF (only)	21,501,971	+72.8%	-32.8%	53,483,883	+135.5%
Open Interest	235,861,354	+19.6%	+8.2%	——	——

CBOE maintained its leadership position with 32.2% market share of total industry volume for February with a slight decrease of 1.2% compared to February 2007. CBOE’s market share in multiply listed index and ETF options was 35.3%, an increase of 0.8% from the previous month.  Year-to-date, CBOE’s market share of 31.5% is down slightly from 2007.

CBOE Market Share	Feb 2008 Market Share	% Change vs Feb 2007	% Change vs Jan 2008	Year-To-Date Market Share	% Change vs 2007
Exchange	32.2%	-1.2%	+1.2%	31.5%	-0.7%
Equity	25.4%	-0.3%	+1.1%	24.7%	-0.3%
Index & ETF (multiple listings only)	35.3%	-6.8%	+0.8	35.6 (last 12 months)%	-5.1%

•                  In February, volume in equity options totaled 40.3 million contracts, an increase of 17.5% over February 2007’s volume of 34.3 million contracts. The top five most actively traded equity options during the month were: Apple Computer, Inc. (AAPL), Yahoo! Inc. (YHOO), Citigroup, Inc. (C), Microsoft Corp. (MSFT) and Clear Channel (CCU).

•                  Total volume in index and exchange traded fund (ETF) options during February was 38.4 million contracts traded, up 42.3% over February 2007’s volume of 26.9 million contracts.  The top five most-actively traded index and ETF options at CBOE during February were: S&P 500 Index (SPX), iShares Russell 2000 Index Fund (IWM), Standard & Poor’s Depositary Receipts (SPY), PowerShares QQQ Trust (QQQQ) and VIX Options (VIX).

•                  Total volume for the month in VIX options was 1,995,487 contracts, up 130% over February 2007’s volume of 866,495 contracts.

•                  During February, two CBOE memberships, or seats, were traded.  The first sale of the month occurred on Wednesday, February 11, at a price of $3,100,000 and the second sale on February 21, was for $3 million.

•                  During February, volume at the CBOE Stock Exchange (CBSX) totaled 232,751,993 shares.  Average daily volume at CBSX was 11,637,600 shares and a total of 252,203 trades were executed during February.

•                  On February 25, CBOE and The Chicago Cubs announced their partnership for the first-ever auction of season tickets to Cubs home games. The partnership also includes naming rights to the new seats at Wrigley Field as well as presenting sponsorship of front row tickets at the Friendly Confines.

CBOE Individual Index Volume Figures For February 2008

Symbol	Product	Total Volume	% Change vs Feb 07	% Change vs Jan 08	Open Interest	% Change vs 2007
SPX	S&P 500 Index	11,430,307	+14%	-31%	11,196,295	+27%
VIX	CBOE Volatility Index (options)	1,995,487	+130%	-9%	956,037	+14%
SPY	Standard & Poor’s Depositary Receipts (SPDRs)	5,917,653	+180%	-25%	10,001,016	+123%
XSP	Mini-S&P 500 Index	116,020	-7%	-60%	338,406	-66%
OEX	S&P 100 Index (American-Style Exercise)	845,452	-26%	-35%	270,333	-8%
XEO	S&P 100 Index (European-Style Exercise)	125,778	-48%	-21%	112,600	-31%
DJX	Dow Jones Industrial Average	526,405	-13%	-8%	769,649	+15%
DIA	DIAMONDS Trust, Series 1	691,963	27%	-38%	1,510,812	+33%
NDX	Nasdaq-100 Index	416,233	-40%	-31%	483,723	-26%
MNX	CBOE Mini-NDX Index (based on Nasdaq-100)	329,623	+24%	-30%	1,676,578	-10%
VXN	CBOE NDX Volatility Index	217		-7%	351

QQQQ	PowerShares QQQ Trust	4,018,853	24%	-43%	6,895,595	-8%
RUT	Russell 2000 Index	896,809	+120%	-41%	1,735,811	+100%
RVX	CBOE RSL2000 VOLATILITY INDEX	2172		-21%	1,345
IWM	iShares Russell 2000 Index Index Fund	5,954,249	+23%	-42%	6,933,330	+16%
SMH	Semiconductor HOLDRs Trust	91,541	-21%	-34%	619,681	-12%
OIH	Oil Services HOLDRs Trust	221,542	-16%	-43%	436,453	-26%
EEM	iShares MSCI Emerging Markets Index	1,082,380	+301%	+14%	1,612,558	207%
XLF	Financial Select SPDR	1,275,836	676%	-22%	5,227,395	305%
XLE	Energy Select SPDR	446,450	157%	0%	1,561,318	19%

CBOE, the largest options marketplace in the U.S. and the creator of listed options, is regulated by the Securities and Exchange Commission (SEC). For additional information about the CBOE and its products, access the CBOE website at: www.cboe.com.

CBOE Contacts:		Analyst Contact:
Debbie Baratz	Gary Compton	Deborah Koopman
(312) 786-7123	(312) 786-7612	(312) 786-7136
baratz@cboe.com	comptong@cboe.com	koopman@cboe.com

CBOE®, Chicago Board Options Exchange®, CBOEdirect®, CBOE Volatility Index®, VIX®, XEO® and OEX® are registered trademarks of Chicago Board Options Exchange, Incorporated. SPXSM, MNXSM and “PowerPacksSM” are service marks of Chicago Board Options Exchange, Incorporated.  CFESM and CBOE Futures Exchange are service marks of CBOE Futures Exchange, LLC.  Dow Jones®, DJIA®, and DIAMONDS® are registered trademarks of Dow Jones & Company, Inc.  Dow Jones Industrial AverageSM and Options on the DowSM are service marks of Dow Jones & Company.  CBOE’s Options on the Dow based on the Dow Jones Industrial Average and financial products based on the CBOE DJIA Volatility Index are not sponsored, endorsed, marketed or promoted by Dow Jones. S&P®, S&P 100®, S&P 500®, and SPDR are registered trademarks of the McGraw-Hill Companies, Inc. and are licensed for use by the Chicago Board Options Exchange, Incorporated pursuant to a License Agreement.  The Russell 2000® Index is a registered trademark of The Frank Russell Company used under license.  Nasdaq(®), Nasdaq-100®, Nasdaq-100 Index®, and Nasdaq-100 Index Tracking StockSM are trademarks of The Nasdaq Stock Market, Inc. iShares is a service mark of Barclays Global Investors, N.A. “HOLDRS” and “HOLding Company Depositary ReceiptS” are service marks of Merrill Lynch & Co., Inc.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (SEC), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ website, www.CBOE.com.  In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE Holdings and of the CBOE is available in the prospectus/proxy statement.

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